FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....         April..........................................................................  , 2011..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date....April 21, 2011....	By	....../s/...... Masashiro Kobayashi..............
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice Regarding Commencement of Tender Offer by Subsidiary

April 21, 2011
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock Exchanges]
Inquiries:
Toshihide Aoki
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Commencement of Tender Offer by Subsidiary
Canon Inc.’s subsidiary, Canon Marketing Japan Inc. (Securities code: 8060, listed on the First Section of the Tokyo Securities Exchange), decided at its Board of Directors meeting held today, to acquire shares of common stock in ELK CORPORATION (Securities code: 9833, listed on the Second Section of the Osaka Securities Exchange) through tender offer as described in the attached document.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

April 21, 2011
Canon Marketing Japan Inc.
President and CEO Masami Kawasaki
TSE Code: 8060
Tokyo Stock Exchange (First Section)
Inquiries:
Yoshiyuki Matsusaka
Executive Officer
Group Executive
Communications Headquarters
+81-3-6719-9095
Notice of the Commencement of Tender Offer for Shares
in ELK CORPORATION
Please be informed that Canon Marketing Japan (the “Bidder” or the “Company”) has decided to acquire common shares in ELK Corporation (Code: 9833, listed on the second section of the Osaka Securities Exchange, hereinafter referred to as the “Target Company”) through tender offer based on the Financial Instruments and Exchange Act (Act No. 25 of 1948 including any subsequent amendments thereto; hereinafter referred to as the “Act”) (hereinafter referred to as the “Tender Offer”) as described below at a board of directors’ meeting held on April 21, 2011.
1.	Purpose of the Tender Offer

(1)	Outline of the Tender Offer

The Company decided at a board of directors’ meeting held on April 21, 2011 to acquire all common shares issued by the Target Company (excluding treasury shares held by the Target Company), which are listed in the second section of Osaka Securities Exchange Co., Ltd. (the “Osaka Securities Exchange”), through the Tender Offer for the purpose of making the Target Company a wholly-owned subsidiary of the Company.

In the Tender Offer, there is no upper limit in the number of shares to be purchased. On the other hand, the lower limit in the number of shares to be purchased is set so that in case the total number of tendered shares does not reach 3,778,900 (which is calculated by rounding up to the nearest share unit the number of shares equivalent to 66.7% (3,778,804 (rounded up to the nearest whole number)) of the number of shares (5,665,372) calculated as the total number of common shares issued by the Target Company as of March 31, 2011 (6,453,689) as stated in the Share Buyback Report of the Target Company (submitted on April 1, 2011) less the number of treasury shares owned by the Target Company as of March 31, 2011 (788,317) as stated in the same report), the Company will not acquire any of the tendered shares. Therefore, in case the total number of tendered shares does not reach said lower limit, the Company will not acquire any of the tendered shares.

In the case where the Company has failed to acquire all common shares issued by the Target Company (excluding treasury shares held by the Target Company), as mentioned in “(4) Post-acquisition reorganization policy (matters concerning so-called two-step acquisition)” below, the Company will request the Target Company after the completion of the Tender Offer to follow the procedure for reorganizing itself into a wholly-owned subsidiary of the Company through the acquisition of all shares issued by the Target Company (excluding treasury shares held by the Target Company) by the Company (the “Procedure for Reorganization into Wholly-Owned Subsidiary”) and will make the Target Company a wholly-owned subsidiary of the Company.

Before the commencement of the Tender Offer, the Company has concluded a tender offer agreement (the “Tender Offer Agreement”) with Nishimoto Real Estate Co., Ltd. whose representative director is Mr. Haruo Nishimoto, the Director and Chairman of the Company (number of shares held: 1,342,600; percentage of its shareholding to the total number of common shares issued by the Target Company as of March 31, 2011 (6,453,689) as stated in the Share Buyback Report of the Target Company (submitted on April 1, 2011) (the “Shareholding Percentage”): 20.80% (rounded to the nearest hundredth; hereinafter the same shall apply for percentages in this section)), Mr. Haruo Nishimoto (number of shares held: 687,900; Shareholding Percentage: 10.66%), Mr. Yasuo Nishimoto (number of shares held: 152,500; Shareholding Percentage: 2.36%), Ms. Aiko Nishimoto (number of shares held: 150,600; Shareholding Percentage: 2.33%), Ms. Seiko Nishimoto (number of shares held: 113,500; Shareholding Percentage: 1.76%), and Mr. Norihiro Nishimoto (number of shares held: 20,100; Shareholding Percentage: 0.31%) (hereinafter, Nishimoto Real Estate Co., Ltd, Mr. Haruo Nishimoto, Mr. Yasuo Nishimoto, Ms. Aiko Nishimoto, Ms. Seiko Nishimoto, and Mr. Norihiro Nishimoto are collectively referred to as the “Founding Family Shareholders”) as of April 21, 2011. Based on the Tender Offer Agreement, the Founding Family Shareholders have agreed to apply for the Tender Offer with respect to all common shares in the Target Company held by each of them (2,467,200 shares in total; Shareholding Percentage: 38.23%) (for the outline of the Tender Offer Agreement, see “(6) Matters concerning the important agreement between the Bidder and the shareholders of the Target Company on the application for the tender offer” below).

According to the Target Company, the Target Company, after considering the appropriateness of the series of tender offer procedures proposed including the Procedure for Reorganization into Wholly-Owned Subsidiary and the Tender Offer Price (to be defined in “(4) Post-acquisition reorganization policy (matters concerning so-called two-step acquisition)” below) as well as other terms and conditions of the Tender Offer, judged, in view of the Target Company’s financial conditions, business environment, etc., that the Tender Offer will strengthen the business foundation of the Target Company, contribute to the enhancement of its enterprise value in the medium- to long-term period, and provide the shareholders of the Target Company with an opportunity to sell their shares at a price with a reasonable premium, and therefore, passed a resolution at a board of directors’ meeting held on April 21, 2011 to express its support to the Tender Offer and to encourage the shareholders of the Target Company to apply for the Tender Offer.

According also to the Target Company, the abovementioned resolution concerning the opinion on the Tender Offer was passed at a board of directors’ meeting held on April 21, 2011 by a unanimous vote of the directors present excluding Mr. Haruo Nishimoto (Mr. Haruo Nishimoto, who as a Founding Family Shareholder has concluded the Tender Offer Agreement with the Company to the effect that he will apply for the Tender Offer, did not participate in the deliberations and the vote on the abovementioned resolution as he may be deemed to be a director who has a special interest in the abovementioned resolution concerning the opinion on the Tender Offer (Companies Act (Act No. 86 of 2005, including any subsequent amendments thereto; hereinafter the same shall apply), Article 369, Paragraph 2), but all other directors of the Target Company participated in the vote). The Company was also informed by the Target Company that all the corporate auditors of the Target Company participated in the deliberations at the board of directors’ meeting mentioned above and each of them stated his/her opinion that there was no objection to the opinion of the board of directors on the Tender Offer.

(2)	Background and process for the decision to undertake the Tender Offer

The background and process for the Company’s decision to undertake the Tender Offer together with the post-acquisition management policy are explained below. In the following explanation, the description about the Target Company is based on the explanation the Company received from the Target Company.

Since its establishment in 1968, the Company has been a member of the global Canon Group, which operates a wide range of businesses in over 180 countries, and, as a company in charge of the overall marketing of Canon products in the domestic market, has orchestrated the sales and marketing of the products of Canon Inc. (“Canon”) and related services to provide value-added solutions to the customers. In recent years, the Company has been striving to evolve into an information services company from its previous business portfolio predominantly consisting of the wholesale businesses in order to strengthen its business model. In addition, the Company has been implementing in phases a business platform to offer IT solutions since 2003 as part of the efforts toward improving the competitiveness and quality of services.

Upholding the Long-term Management Objectives Phase II (2011-2015) (the “Long-term Management Objectives”), the Company has been working to realize them since January 2011 by developing and following an implementation plan covering the first three years (the “Three-year Management Plan (2011-2013)”). The central theme of the Long-term Management Objectives is “Forward—charting a new course for growth through business creation.” Accordingly, the Company’s strategic focus is on the diversification of businesses and the evolution into a service company operating on a global basis and the Company and its subsidiaries and affiliates as a group (the “Group”) is working to achieve an ambitious goal of consolidated sales of at least 850 billion yen in FY2015.

Under the business strategy described above, the expansion of the medical equipment business has been identified as one of the most important themes. Therefore, the Company considers the medical equipment business as one of the highest-priority business segments. In the past, the medical equipment business of the Company has incorporated the wholesale business of medical examination equipment including Canon products such as X-ray digital equipment and ophthalmological equipment as well as other imported products and the medical solutions business (provided through Canon ITS Medical Inc., a Group company) that provides the development and sales of electronic health records, receipt computers, and various other software to support medical services.

It is our most important challenge going forward to expand and strengthen such “medical-related businesses.” We also aim at promptly establishing other healthcare-related solutions as new business domains to bolster our efforts toward the overall expansion of the medical equipment business.

Canon, our parent company, also regards the medical equipment business as one of the important growth drivers and is strengthening the current ophthalmological equipment product line-up including X-ray digital equipment and ophthalmological equipment as well as the development of next-generation products such as mammography through, for example, the industry-academia joint project with Kyoto University. In the long term, the Canon Group aims to contribute to a broader sphere of the medical industry.

Meanwhile, the Target Company has engaged in the business of selling and manufacturing medical-related items and medical equipment for the main since its establishment in 1956. Its mission is to deliver high quality medical equipment, health care equipment, and services to the domestic and foreign customers on a timely basis. By leveraging the advantage of having both the manufacturing and trading functions, the Target Company has developed and proposed products and services that fit well to the customer needs in a speedy and flexible manner. The Target Company has established a strong customer base and distribution channel among medical facilities including national and public hospitals, university affiliated hospitals, private hospitals, nursing homes, medical clinics and public health centers, as well as medical equipment distribution companies all over Japan based on the long-term trade relationship with them.

Under its corporate vision of a “health culture creation company,” the Target Company not only deals with medical equipment, but also promotes preventive healthcare aimed at the extension of health life years in an aging society, thereby striving to play a part in the development of the medical and health care industries in a broad sense without limiting its activities within the traditional medical fields.

In our view, the medical industry will likely undergo a loss of business opportunities or heightened competition within a few years due to the medical system reform or changes in the external environment and the management of the medical business is exposed to a high degree of uncertainty.

Under such business environment, the Company and the Target Company have been discussing and analyzing various alternatives to increase the enterprise value of both companies since around September 2010. As a result, the Company and the Target Company have reached a conclusion that in order for the businesses of both companies to realize further growth under the current competitive industry environment, it would be beneficial for both companies that the Company makes the Target Company a wholly-owned subsidiary to strengthen capital ties and both companies work together to quickly build a robust collaborative platform that is able to leverage the management resources of both companies.

At present, the medical equipment business of the Group is specialized in the wholesale of certain products and the provision of solutions to small-scale hospitals. Therefore, the current challenge is to build a relationship with medium to large-scale hospitals and to improve the capability to propose user-oriented solutions. The Target Company has developed a strength in its sales approach (“manufacturing-trading company”) based on the market-in principle, i.e, product development and commercialization carried out internally or with the cooperation of external plants, leveraging the know-how and distribution channel in the medical equipment business and adhering faithfully to end-user and customer needs. Upon the creation of capital ties between the two companies, we aim to achieve further development and growth of both companies by closely combining the strength of the Target Company with the management resources of the Group. More specifically, we expect to achieve synergy in the following fields.

In the medical imaging business, we consider that the gist of the strategy should be to establish the Group as an “all-inclusive provider” and aim to realize business expansion based on the strong distribution channels of the Target Company, which is expected to be built upon (1) the enhancement of the medical examination equipment line-up and (2) the provision of medical imaging solutions based primarily on the medical image management system, combined with the provision of related services such as (3) the provision of business-related solutions and (4) the provision of information management services by the medical data center.

In the dispensing support business, we aim at developing further business by combining the existing business of the Target Company with the IT solutions and document solutions provided by the Company. For example, we will start proposing to dispensing pharmacies in hospitals and independent dispensing pharmacies comprehensive solutions including electronic health records, combined with the provision of dispensing equipment, in particular automatic powder medicine dispense and folding machines, which is the area in which the Target Company has competitive advantage. The Target Company has implemented a strategy to propose comprehensive solutions for new pharmacy management that combines the dispensing system with health care promotions, targeted at local pharmacies and drugstores aiming at becoming the “family pharmacy” in the local community. By succeeding to this strategy, we will aim to be a total solution provider in the field of dispensing.

In the health care business, we will strive to expand our business by distributing various products of the Target Company through the strong national distribution network of the Company and proposing solutions based on the cooperation between the two companies in the area of IT services.

The Company regards the infection control business as an important new business domain that will play a significant role in the planned expansion of the medical equipment business and intends to make significant efforts to further develop the infection control business of the Target Company. Specific synergy effects we expect include worldwide distribution of the products of the Target Company through the global network of the Canon Group.

In the overseas business, we expect that the strategy of the Target Company to export products of the Target Company Group and other excellent Japanese products and import foreign products with unique features can be extended to realize aggressive business development and expansion under the alliance with the companies in the Canon Group that has global presence with a particular focus in emerging economies and will be consistent with the future overseas business development of the Company (i.e., the import and export business).

Other synergy effects we expect include the availability of the functions and know-how of the Target Company Group in the areas of product development, production, and manufacturing, development and production of new products based on the cooperation between the Target Company Group and the Group, improved customer support resulting from the increase in the number of support centers, and enhanced customer support business functions, particularly in the area of IT solutions.

After taking into consideration all of the above factors, the Company has decided to commence the Tender Offer based on the judgment that the synergy effects expected in various business domains from the closer relationship between the Company and the

Target Company and the integrated management implemented through the capital ties between these two companies will contribute to the enhancement of the enterprise value of both of them.

(3)	Post-acquisition management policy

The Company, as of the date of this release, has the intention to adopt a post-acquisition management policy (1) to strive to realize further business growth by positioning the Target Company as the core company in the medical equipment business, (2) to maintain, in principle, the employment of the current employees and the current management team of the Target Company, (3) to maintain, in principle, the current brand of the Target Company for the time being, and (4) to positively consider the implementation of human resource exchanges between the Company and the Target Company by way of temporary transfer and other arrangements. Upon successful completion of the Tender Offer, the Company will, under the management policy outlined above, accelerate the realization of synergy effects in various business domains through the closer relationship and the integrated business management between the Company and the Target Company. The Company and the Target Company have already agreed that the Target Company will submit to the 55th annual general meeting of shareholders to be held on June 22, 2011 (the “Annual General Shareholders’ Meeting”) a proposal regarding the election of officers that the candidates for directors and corporate auditors designated by the Company be elected as the directors and corporate auditors of the Target Company. The Founding Family Shareholders have also agreed in the Tender Offer Agreement that when such proposal regarding the election of officers is submitted to the Annual General Shareholders’ Meeting, they will cast their vote in support of the proposal and that they will exercise all other voting rights at the Annual General Shareholders’ Meeting in accordance with the instructions by the Company. Furthermore, in the Tender Offer Agreement, Mr. Haruo Nishimoto, the Director and Chairman of the Target Company, has agreed that he shall, upon completion of the Tender Offer, promptly resign from the office of director of the Target Company.

According to the Target Company, the Target Company passed a resolution at a board of directors’ meeting held on April 21, 2011 that it maintains dividend forecast of 10 yen per share for the fiscal term ending March 31, 2011 as well as that it will not distribute any interim dividend for the interim period ending September 30, 2011. Incidentally, according to the Target Company, its basic policy has been to limit the frequency of dividend distribution to once per year.

(4)	Post-acquisition reorganization policy (matters concerning so-called two-step acquisition)

As stated in “(1) Outline of the Tender Offer” above, the Company decided to acquire all common shares issued by the Target Company (excluding treasury shares held by the Target Company) through the Tender Offer for the purpose of making the Target Company a wholly-owned subsidiary of the Company. In the case where the Company has failed to acquire all common shares issued by the Target Company (excluding treasury shares held by the Target Company), the Company will, after the completion of the Tender Offer, implement the Procedure for Reorganization into Wholly-Owned Subsidiary described below to provide the shareholders of the Target Company (excluding the Company) with an opportunity to sell their shares in the Target Company and to acquire all common shares issued by the Target Company (excluding treasury shares held by the Target Company).

The first step will be to request the Target Company to hold an extraordinary general meeting of shareholders (the “Extraordinary General Shareholders’ Meeting”) to be scheduled sometime in August 2011 in order for the shareholders to vote on each of the proposals that (1) the Target Company amend the articles of incorporation to allow it to issue class shares that are different from ordinary shares, (2) that the Target Company amend the articles of incorporation to allow it to attach to all of its common shares a clause to make them class shares subject to wholly call (meaning the provisions on the matters prescribed in Article 108, Paragraph 1, Item 7 of the Companies Act; hereinafter the same shall apply), and (3) that the Target Company acquire all of said common shares (excluding treasury shares held by the Target Company) from the common shareholders and deliver different class shares in the Target Company to them in exchange for the acquisition.

If the proposal (1) above is approved by the Extraordinary General Shareholders’ Meeting and the amendment to the articles of incorporation pertaining to the proposal (1) above is put into effect, the Target Company will become a Company with Class Shares prescribed by the Companies Act. In order for the Target Company to put into effect the amendment to the articles of incorporation pertaining to the proposal (2) above, it is as a Company with Class Shares required, pursuant to Article 111, Paragraph 2, Item 1 of the Companies Act, to pass a separate resolution at a class meeting of ordinary shareholders subject to wholly call (the “Class Meeting”) in addition to the resolution at the Extraordinary General Shareholders’ Meeting approving the proposal (2) above. Therefore, the Company will request the Target Company to hold the Class Meeting on the same day as the Extraordinary General Shareholders’ Meeting.

Upon completion of the Tender Offer, the Company is expected to hold 66.7% or more of the common shares in the Target Company (excluding treasury shares held by the Target Company) and if the abovementioned proposals are submitted to the Extraordinary General Shareholders’ Meeting and the Class Meeting, the Company intends to cast its vote in support of each of the proposals.

If the procedure described above is successfully completed, all common shares in the Target Company will be subject to wholly call and all of them (excluding treasury shares held by the Target Company) will have been acquired by the Target Company in exchange for different class shares in the Target Company delivered to the shareholders as consideration for such acquisition. If the number of the different class shares in the Target Company that should be delivered to the shareholders includes a fraction of less than one share, the Target Company shall, in accordance with the procedure prescribed in Article 234 of the Companies Act and other related laws and regulations, sell the number of such shares equivalent to the total sum of the fractions by auction (in cases where the total sum includes a fraction of less than one, such fraction shall be rounded off) and deliver the proceeds of that auction to the shareholders in cash. With regard to the amount of cash to be delivered to each shareholder as a result of the sale of different class shares in the Target Company equivalent to the total sum of the fractions, the Company intends to request the Target Company to set such amount to be equal to the amount calculated by multiplying the tender offer price per common share in the Target Company in the Tender Offer (the “Tender Offer Price”) by the number of common shares in the Target Company that had been held by each shareholder. The specific terms and the number of the different class shares in the Target Company to be delivered as consideration for the acquisition of the common shares subject to wholly call have not been determined as of the date of this release. However, the Company intends to request the Target Company to set the number of such shares to be delivered to the shareholders of the Target Company other than the Company who did not apply for the Tender Offer at a fraction of less than one share in order for the Company to come to own all shares issued by the Target Company (excluding treasury shares held by the Target Company).

The Company also intends, in principle, to complete the Procedure for Reorganization into Wholly-Owned Subsidiary by the end of November 2011.

For the purpose of protecting the rights of minority shareholders related to the Procedure for Reorganization into Wholly-Owned Subsidiary, the Companies Act provides (i) that when the articles of incorporation is amended as described in (2) above to attach to the common shares a clause to make them class shares subject to wholly call, the common shareholders may, pursuant to the provisions of Articles 116 and 117 of the Companies Act and other laws and regulations, demand that the Target Company purchase the common shares from them and (ii) that if a resolution is passed at the Extraordinary General Shareholders’ Meeting to approve the acquisition of all common shares in the Target Company subject to wholly call (excluding treasury shares held by the Target Company) from the common shareholders as described in (3) above, the common shareholders may, pursuant to the provisions of Article 172 of the Companies Act and other laws and regulations, file a petition to the court for a determination of the price for such acquisition.

The Company may, depending on the change in the applicable laws and regulations or the interpretation thereof by the regulatory authorities, the percentage of shareholding by the Company after the completion of the Tender Offer, the status of shareholding by the common shareholders of the Target Company other than the Company, etc., achieve the objective of making the Target Company a wholly-owned subsidiary by way of a method that is different from the Procedure for Reorganization into Wholly-Owned Subsidiary, but generally has the same effect as said procedure. The timing of such procedure may also change. However, even in such cases, the Company intends to determine the amount of consideration to be received by the shareholders of the Target Company other than the Company based on the Tender Offer Price. Specific procedures to be followed in such cases would be publicly notified promptly after consultation with the Target Company.

(5)	Prospect for delisting and reasons therefor

As of the date of this release, the common shares of the Target Company are listed in the Second Section of the Osaka Securities Exchange. Since there is no upper limit in the number of shares to be purchased in the Tender Offer, depending on the outcome of the Tender Offer, the common shares of the Target Company may be delisted in accordance with the delisting criteria of the Osaka Securities Exchange through the procedure predetermined by the Exchange. Even if the common shares of the Target Company do not meet the delisting criteria at the completion of the Tender Offer, as stated in “(4) Post-acquisition reorganization policy (matters concerning so-called two-step acquisition)” above, the Company intends to make the Target Company a wholly-owned subsidiary through the Procedure for Reorganization into Wholly-Owned Subsidiary, in which case the Target Company will be delisted in accordance with the delisting criteria of the Osaka Securities Exchange through the procedure predetermined by the Exchange. Once the common shares of the Target Company are delisted, they can no longer be traded in the Osaka Securities Exchange.

(6)	Matters concerning the important agreement between the Bidder and the shareholders of the Target Company on the application for the tender offer

On April 21, 2011, the Company has concluded the Tender Offer Agreement with the Founding Family Shareholders under which they agree to apply for the Tender Offer with respect to all common shares in the Target Company held by each Founding Family Shareholder (2,467,200 shares in total; Shareholding Percentage: 38.23%). In the Tender Offer Agreement, (i) the Founding Family Shareholders agreed that they shall have the board of directors of the Target Company, at the Annual General Shareholders’ Meeting, to submit a proposal regarding the election of officers that the candidates for directors and corporate auditors designated by the Company be elected as the directors and corporate auditors of the Target Company, (ii) when the Tender Offer is completed and such proposal is submitted to the Annual General Shareholders’ Meeting, the Founding Family Shareholders agreed that they shall cast their vote in support of the proposal and exercise all other voting rights at the Annual General Shareholders’ Meeting in accordance with the instructions by the Company and (iii) Mr. Haruo Nishimoto, the Director and Chairman of the Target Company, agreed that he shall, upon completion of the Tender Offer, promptly resign from the office of director of the Target Company.

2.	Outline of the Tender Offer

(1)	Outline of the Target Company

1)	Company name	ELK Corporation
2)	Address	1-1-22 Noninbashi, Chuo-ku, Osaka, 540-0011, Japan.
3)	Title and name of the company representative	President Mr. Keiji Matsumoto
4)	Business	Sales and manufacturing of medical-related items and medical equipment
5)	Capitalization	2,533,499,200 yen
6)	Date of incorporation	May 21, 1956
		Nishimoto Real Estate Co., Ltd.	20.80%
		Haruo Nishimoto	10.66%
	Major shareholders and the percentage of their shareholdings (as of September 30, 2010)	Nishimoto Trade Partner Stock Ownership Association	4.83%
7)		Carestream Health Japan Co., Ltd.	3.66%
		Yasuo Nishimoto	2.36%
		Aiko Nishimoto	2.33%
		Wahei Takeda Resona Bank, Ltd. Nippon Life Insurance Company Seiko Nishimoto	2.33 2.28 2.23 1.76	% % % %
8)	Relationship between the Bidder and the Target Company
	Capital ties	Not applicable.
	Personnel ties	Not applicable.
	Trade relations	The Company and its affiliates sell X-ray digital equipment and other products to and purchase blood pressure monitors and other products from the Target Company.
Related party status	Not applicable.
(2)	Schedule, etc.
1)	Schedule

Resolution of the board of directors	Thursday, April 21, 2011
Date of public announcement of the commencement of the Tender Offer	Friday, April 22, 2011 An electronic public notice will be placed and a notification to that effect will be placed on the Nihon Keizai Shimbun. (URL: http://info.edinet-fsa.go.jp/)
Date of submission of tender offer notification	Friday, April 22, 2011
2)	The originally submitted period of the Tender Offer

Friday, April 22, 2011 — Wednesday, June 8, 2011 (30 business days)

3)	Possibility of extension at the request of the Target Company

Not applicable.
(3)	Tender Offer Price

670 yen per common share

(4)	Grounds for calculating the Tender Offer Price
1)	Basis of calculation

In determining the Tender Offer Price, the Company requested GCA Savvian Group Corporation (“GCA”), an external valuation expert who is independent from both the Company and the Target Company, to act as a financial advisor and perform the valuation of common shares in the Target Company, which is to be used as a reference information in the determination of the Tender Offer Price. GCA performed the valuation of the shares in the Target Company (the “Valuation”) by using the discounted cash flow method (the “DCF method”), the average market price method, and the comparable transaction method. The Company received a stock valuation report from GCA (the “Valuation Report (GCA)”) on April 20, 2011. (The Company has not obtained a fairness opinion on the Tender Offer Price.) The ranges of the value per share in the Target Company calculated under each of the abovementioned methods are as follows:

DCF method:	611 yen — 763 yen
Average market price method:	388 yen — 391 yen
Comparable transaction method:	648 yen — 686 yen

Under the DCF method, the range for the value of the stock per share is determined by analyzing the enterprise value and the value of stock based on the present value of expected future free cash flows of the Target Company discounted at a certain discount rate. The expected future free cash flows are estimated based on the business plan submitted by the Target Company, interview with the management of the Target Company, and the trend of the recent financial results of the Target Company.

Under the average market price method, the range for the value of the stock per share is determined based on the closing price of the shares in the Target Company on April 20, 2011 (the “Base Date”) in the Second Section of the Osaka Securities Exchange as well as the simple average stock prices (based on closing prices) for a period of one, three, and six months from the Base Date (388 yen, 388 yen, 391 yen, and 388 yen, respectively).

Under the comparable transaction method, the range for the value of the stock per share is determined in reference to the average premium observed for comparable transactions. More specifically, with regard to the tender offers carried out by other companies in the past one year that are highly similar to the Tender Offer, the average premium was calculated by comparing the tender offer price and the stock price (closing price) on the business day immediately preceding the date of announcement of the tender offer and the simple average of the closing prices over a period of one, three, and six months immediately preceding the date of announcement of the tender offer.

In performing the Valuation, GCA also examined the contents of full term performance forecast for the fiscal year ending March, 2011 detailed in the “Notice of Revisions to Forecast and Dividend for the Fiscal Year ending March 31, 2011 and the Interim Period ending September 30” published by the Target Company on April 21, 2011.

Referring to the Valuation Report (GCA) and in comprehensive consideration of the result of the acquisition due diligence conducted by the Company, the trend of the market price of the shares of the Target Company, the prospect for the number of shares subject to the application for the Tender Offer, etc., the Company, having consulted with the Founding Family Shareholders and the Target Company, determined the Tender Offer Price at 670 yen per share.

The Tender Offer Price (670 yen) is equivalent to an amount calculated as the closing price of ordinary market transactions in the Second Section of the Osaka Securities Exchange on April 20, 2011, the business day immediately preceding the announcement of the commencement of the Tender Offer by the Company (388 yen) plus a premium of 72.68% (rounded to the nearest hundredth; hereinafter the same shall apply for percentages in this section), an amount calculated as the simple average of the closing prices of ordinary market transactions over a period of one month ending April 20, 2011 (388 yen) (rounded to the nearest whole number; hereinafter the same shall apply for yen in this section) plus a premium of 72.68%, an amount calculated as the simple average of the closing prices of ordinary market transactions over a period of three months ending April 20, 2011 (391 yen) plus a premium of 71.36%, and an amount calculated as the simple average of the closing prices of ordinary market transactions over a period of six months ending April 20, 2011 (388 yen) plus a premium of 72.68%, respectively.

2)	Price determination process

In our view, the medical industry will likely undergo a loss of business opportunities or heightened competition within a few years due to the medical system reform or changes in the external environment and the management of the medical business is exposed to a high degree of uncertainty.

Under such business environment, the Company and the Target Company have been discussing and analyzing various alternatives to increase the enterprise value of both companies since around September 2010. As a result, the Company and the Target Company have reached a conclusion that in order for the businesses of both companies to realize further growth under the current competitive industry environment, it would be beneficial for both companies that the Company makes the Target Company a wholly-owned subsidiary to strengthen capital ties and both companies work together to quickly build a robust collaborative platform that is able to leverage the management resources of both companies. Therefore, the Company at a board of directors’ meeting held on April 21, 2011 decided to carry out the Tender Offer and determined the Tender Offer Price through the following process.

(i)	Name of the third party from which the Company obtained an opinion on price

In determining the Tender Offer Price, the Company requested GCA, an external valuation expert who is independent from both the Company and the Target Company, to act as a financial advisor and perform the valuation of common shares in the Target Company, which is to be used as a reference information in the determination of the Tender Offer Price. The Company received Valuation Report (GCA) from GCA on April 20, 2011.

(ii)	Summary of the obtained opinion

GCA performed the valuation of the shares in the Target Company by using the DCF method, the average market price method, and the comparable transaction method. The ranges of the value per share in the Target Company calculated under each of the abovementioned methods are as follows:

DCF method:	611 yen — 763 yen
Average market price method:	388 yen — 391 yen
Comparable transaction method:	648 yen — 686 yen
(iii)	Process through which the Tender Offer Price is determined in consideration of the obtained opinion

Referring to the Valuation Report (GCA) and in comprehensive consideration of the result of the acquisition due diligence conducted by the Company, the trend of the market price of the shares of the Target Company, the prospect for the number of shares subject to the application for the Tender Offer, etc., the Company, having consulted with the Founding Family Shareholders and the Target Company, determined at a board of directors’ meeting held on April 21, 2011 the final Tender Offer Price at 670 yen per share. (The Company has not obtained a fairness opinion on the Tender Offer Price.)

On the other hand, according to the Target Company, the board of directors of the Target Company retained Deloitte Tohmatsu FAS Co., Ltd. (“Tohmatsu”), a third party valuation expert who is independent from both the Company and the Target Company, for the purpose of verifying the appropriateness of the Tender Offer and requested Tohmatsu to perform the valuation of its common shares, which is intended to be used as a basic material for judging the fairness and appropriateness of the Tender Offer Price, and obtained a stock valuation report from Tohmatsu on April 20, 2011. In order also to ensure the fairness and appropriateness of the decision of the board of directors of the Target Company concerning the Tender Offer, the Target Company received necessary legal advice from Kitahama Partners, a law firm. We were also informed that the Target Company has not obtained a fairness opinion on the Tender Offer Price from Tohmatsu. According to the Target Company, the result of the valuation of shares in the Target Company performed by Tohmatsu is as follows.

Having obtained from the board of directors of the Target Company the explanation on the materials such as the business status report and the future business plan prepared by the Target Company (the “Target Company Business Plan”), Tohmatsu calculated the value of shares in the Target Company under certain assumptions and conditions developed based on the obtained information. The stock valuation report indicated that Tohmatsu calculated, under the going concern assumption, the value of shares in the Target Company by using the average market price method, the comparable company method, and the DCF method.

In the calculation, Tohmatsu valuates in consideration of the contents of full term performance forecast for the fiscal year ending March, 2011 detailed in the “Notice of Revisions to Forecast and Dividend for the Fiscal Year ending March 31, 2011 and the Interim Period ending September 30” published by the Target Company on April 21, 2011. Under the average market price method, the range for the value of the stock per share is determined to be 391 yen to 406 yen by analyzing the volume-weighted average stock prices of the shares in the Target Company in the Second Section of the Osaka Securities Exchange for a period of one, three, and six months from April 20, 2011 (the “Valuation Base Date”) (406 yen, 397 yen, and 391 yen, respectively) in view of the recent prices and trading volume of the shares in the Target Company.

Under the comparable company method, the range for the value of the stock per share is determined to be 361 yen to 483 yen by analyzing various comparative multiples of listed companies that are similar to the Target Company.

Under the DCF method, the range for the value of the stock per share is determined to be 594 yen to 690 yen based on the enterprise value calculated by discounting the future cash flows of the Target Company as of December 31, 2010 to the present value at a certain discount rate. The future cash flows were estimated based on the Target Company Business Plan.

Tohmatsu neither is a related party of the Company and the Target Company nor has a significant interest in the Tender Offer requiring disclosure.

According to the Target Company, the Target Company, after considering the appropriateness of the series of tender offer procedures proposed including the Procedure for Reorganization into Wholly-Owned Subsidiary and the Tender Offer Price as well as other terms and conditions of the Tender Offer based, among others, on the contents of the stock valuation report dated April 20, 2011 obtained from Tohmatsu and the legal advice obtained from Kitahama Partners, judged, in view of the Target Company’s financial conditions, business environment, etc., that the Tender Offer will strengthen the business foundation of the Target Company, contribute to the enhancement of its enterprise value in the medium- to long-term period, and provide the shareholders of the Target Company with an opportunity to sell their shares at a price with a reasonable premium, and therefore, passed a resolution at a board of directors’ meeting held on April 21, 2011 to express its support to the Tender Offer and to encourage the shareholders of the Target Company to apply for the Tender Offer.

According also to the Target Company, the abovementioned resolution concerning the opinion on the Tender Offer was passed at a board of directors’ meeting held on April 21, 2011 by a unanimous vote of the directors present excluding Mr. Haruo Nishimoto (Mr. Haruo Nishimoto, who as a Founding Family Shareholder has concluded the Tender Offer Agreement with the Company to the effect that he will apply for the Tender Offer, did not participate in the deliberations and the vote on the abovementioned resolution as he may be deemed to be a director who has a special interest in the abovementioned resolution concerning the opinion on the Tender Offer (Companies Act, Article 369, Paragraph 2), but all other directors of the Target Company participated in the vote). We were also informed by the Target Company that all the corporate auditors of the Target Company participated in the deliberations at the board of directors’ meeting mentioned above and each of them stated his/her opinion that there was no objection to the opinion of the board of directors on the Tender Offer.

3)	Relationship with the valuation expert

GCA, who is the financial advisor (valuation expert) to the Company, neither is a related party of the Company nor has a significant interest in the Tender Offer.
(5)	Number of shares to be purchased

Number of shares to be	Lower limit of the number of	Upper limit of the number of
purchased	shares to be purchased	shares to be purchased
5,665,372	3,778,900	—

Note	1.
In case the total number of tendered shares does not reach the predetermined lower limit (3,778,900), the Company will not acquire any of the tendered shares. In the case where the total number of tendered shares is equal to or greater than the predetermined lower limit (3,778,900), the Company will acquire all of the tendered shares.

	2.	The Company does not intend to acquire any of the treasury shares held by the Target Company through the Tender Offer.

	3.
As there is no upper limit in the number of shares to be purchased in the Tender Offer, the number indicated above as the number of shares to be purchased (5,665,372) represents the maximum number of shares in the Target Company that can be purchased by the Bidder in the Tender Offer. Said maximum number is calculated as the total number of common shares issued by the Target Company as of March 31, 2011 (6,453,689) as stated in the Share Buyback Report of the Target

Company (submitted on April 1, 2011) less the number of treasury shares owned by the Target Company as of March 31, 2011 (788,317) as stated in the same report.

4.
The number indicated above as the lower limit in the number of shares to be purchased (3,778,900) is calculated by rounding up to the nearest share unit the number of shares equivalent to 66.7% (3,778,804 (rounded up to the nearest whole number)) of the number of shares (5,665,372) calculated as the total number of common shares issued by the Target Company as of March 31, 2011 (6,453,689) as stated in the Share Buyback Report of the Target Company (submitted on April 1, 2011) less the number of treasury shares owned by the Target Company as of March 31, 2011 (788,317) as stated in the same report.

5.
Shares less than one unit will also be subject to the Tender Offer. In the case where a holder of shares less than one unit has exercised his/her right to demand purchase of shares less than one unit pursuant to the provisions of the Companies Act, the Target Company may purchase its own shares during the purchase period of the Tender Offer (the “the Tender Offer Period”) in accordance with the procedure prescribed in the applicable laws and regulations. In this case, the Target Company purchases said shares at a price determined in accordance with the provisions of applicable laws and regulations and the Share Handling Regulations of the Target Company.

(6)	Changes in percentage of shareholding after the purchase

Number of voting rights pertaining to shares, etc., held by the Bidder before the Tender Offer	—	(Percentage of shareholding before the Tender Offer	-%)

Number of voting rights pertaining to shares, etc., held by persons who have a special relationship before the Tender Offer	—	(Percentage of shareholding before the Tender Offer	-%)

Number of voting rights pertaining to shares, etc. to be purchased	56,653	(Percentage of shareholding after the Tender Offer	100%)

Total number of voting rights held by all shareholders of the Target Company	56,649

Note	1.	“Number of voting rights pertaining to shares, etc. to be purchased” represents the number of voting rights pertaining to the number of shares to be purchased (5,665,372).

2.
“Total number of voting rights held by all shareholders of the Target Company” represents the number of voting rights held by all shareholders as stated in the Quarterly Report for the third quarter of the 55th fiscal term of the Target Company (submitted on February 14, 2011). However, since all shares issued by the Tender Offer (excluding treasury shares held by the Target Company) are subject to the Tender Offer, the “Percentage of shareholding before the Tender Offer” and the “Percentage of shareholding after the Tender Offer” are calculated by using as the denominator of the calculation formula the number of voting rights (56,653) pertaining to the number of shares (5,665,372) calculated as the total number of common shares issued by the Target Company as of March 31, 2011 (6,453,689) as

stated in the Share Buyback Report of the Target Company (submitted on April 1, 2011) less the number of treasury shares owned by the Target Company as of March 31, 2011 (788,317) as stated in the same report. (The number of shares per share unit of the Target Company is 100.)

(7)	Total purchase amount: 3,795,799,240 yen

(Note) The total purchase amount is calculated as the number of shares to be purchased by the Tender Offer (5,665,372) multiplied by the Tender Offer Price (670 yen).

(8)	Settlement method
1)	Name and the location of the head office of a securities house, a bank, etc. handling the settlement

SMBC Nikko Securities Inc. 3-1, 3-chome, Marunouchi, Chiyoda-ku, Tokyo, Japan

2)	Settlement start date

Wednesday, June 15, 2011

3)	Settlement method

A notice on purchase under the Tender Offer will be mailed to the address of the persons who grant an approval for the purchase of shares, etc. or apply for the sale of shares pertaining to the Tender Offer (the “Applicant Shareholders”) (or, in the case of an Applicant Shareholder who is a resident in a foreign nation (including shareholders who are judicial persons; hereinafter referred to as “Foreign Shareholders”), the standing proxy of the Applicant Shareholder residing in Japan (the “Standing Proxy”)) without delay after the closing of the Tender Offer Period. Purchase will be settled in cash. The tender offer agent specified in (11) below will remit proceeds pertaining to the sale of shares to the address designated by Applicant Shareholders (or, in the case of Foreign Shareholders, their Standing Proxies) without delay after settlement begins.

4)	Procedure for returning share certificates, etc.

In case the Company decides not to acquire any of the tendered shares in accordance with provisions of “1) Conditions described in the items of Article 27-13, Paragraph 4 of the Act” or “2) Conditions of withdrawal of the Tender Offer and procedure for disclosure of withdrawal” under “(9) Other terms and procedures for the Tender Offer” below, share certificates, etc. that need to be returned will be restored to the original state at the time of the application (meaning the state of the shares under which they are no longer subject to the execution of the order to apply for the Tender Offer) in the account opened by the Applicant Shareholders under their names with the tender offer agent on the second business day after the last day of the Tender Offer Period (or, in case of withdrawal of the Tender Offer, the date of such withdrawal).

(9)	Other terms and procedures for the Tender Offer
1)	Conditions described in the items of Article 27-13, Paragraph 4 of the Act

In case the total number of tendered shares does not reach the predetermined lower limit (3,778,900), the Company will not acquire any of the tendered shares.

In the case where the total number of tendered shares is equal to or greater than the predetermined lower limit (3,778,900), the Company will acquire all of the tendered shares.

2)	Conditions of withdrawal of the Tender Offer and procedure for disclosure of withdrawal

If any of the events described in Item 1 (i) through (ix), (xii) through (xviii), Item 2, Item 3 (i) through (viii) and (x), Item 4, and Item 5 of Paragraph 1 of Article 14, and Items 3 through 6 of Paragraph 2 of Article 14 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965 including any subsequent amendments thereto; hereinafter referred to as the “Order”) occurs, the Tender Offer may be withdrawn.

The events referred to by Item 3 (x) of Paragraph 1 of Article 14 of the Order shall be the following events that are considered to be similar to those listed in (i) through (ix) of said item: (1) where it has been found that any of the statutory disclosure documents submitted by the Target Company in the past contained a fake statement about important matters or omitted a statement on important matters that should be stated, (2) where an important contract of the Target Company has been terminated due to circumstances that occurred after the date of announcement of the Tender Offer, and (3) where any of the events listed in Item 3 (i) through (ix) of Paragraph 1 of Article 14 of the Order has occurred to any of the significant subsidiaries of the Target Company.

In case of withdrawal, an electronic public notice will be placed and a notification to that effect will be placed on the Nihon Keizai Shimbun. However, if it is impractical to publicly notify by the last day of the Tender Offer Period, the Company will make an announcement in accordance with the method prescribed in Article 20 of the Cabinet Office Ordinance on the Disclosure of Takeover Bids by Non-issuers (Ordinance of the Ministry of Finance No. 38 of 1990 including any subsequent amendments thereto; hereinafter referred to as the “Ordinance”) and officially notify immediately thereafter.

3)	Conditions for and details of reducing purchase price and procedure for disclosure of price reduction

In case the Target Company takes any of the actions set out in Article 13, Paragraph 1 of the Order during the Tender Offer Period pursuant to the provisions of Article 27-6, Paragraph 1, Item 1 of the Act, the Bidder may reduce the purchase price in accordance with the standard set forth in Article 19, Paragraph 1 of the Ordinance. In case of price reduction, an electronic public notice will be placed and a notification to that effect will be placed on the Nihon Keizai Shimbun. However, if it is impractical to publicly notify by the last day of the Tender Offer Period, the Company will make an announcement in accordance with the method prescribed in Article 20 of the Ordinance and officially notify immediately thereafter.

In the case where the purchase price is reduced, share certificates, etc. for which the application was made prior to the date of such public notice, will be also purchased at the reduced price.

4)	Right of Applicant Shareholders for termination of agreement

Applicant Shareholders may terminate an agreement pertaining to the Tender Offer at any time during the Tender Offer Period. Applicant Shareholders intending to terminate an agreement are advised to deliver or send by mail a document stating the intention to terminate an agreement pertaining to the Tender Offer (the “Termination Document”) to the person specified below by 15:30 (TOKYO) on the last day of the Tender Offer Period. (Business hours may be different depending on the sales office. Please follow the procedure described above after inquiring the business hours of the sales office to be used.) In the case where a Termination Document is mailed, it must arrive at the person specified below by 15:30 (TOKYO) on the last day of the Tender Offer Period (Business hours may be different depending on the sales office. Please follow the procedure described above after inquiring the business hours of the sales office to be used.).

Person who is granted the authority to receive Termination Documents

SMBC Nikko Securities Inc. 3-1, 3-chome, Marunouchi, Chiyoda-ku, Tokyo, Japan

(And other sales offices of SMBC Nikko Securities Inc. located in Japan)
The Bidder will not demand compensations or payments of penalty for breach of contract to an Applicant Shareholder on the ground that he/she has terminated an agreement.

5)	Procedure for disclosure of changes in purchasing terms

The Bidder may change the purchasing terms during the Tender Offer Period except in the case where such change is prohibited by Article 27-6 of the Act and Article 13 of the Order. In the case where the Company intends to change the purchasing terms, it will make an electronic public announcement of the detail and publish a notification on the Nihon Keizai Shimbun. However, if it is impractical to publicly notify by the last day of the Tender Offer Period, the Company will make an announcement in accordance with the method prescribed in Article 20 of the Ordinance and officially notify immediately thereafter. When changes are made to the purchasing terms, share certificates, etc. for which the application was made prior to such public announcement, will be purchased according to the changed purchasing terms.

6)	Procedure for disclosure of the submission of amendments to the registration statement

In case an amendment report is filed to the Director of the Kanto Local Financial Bureau, the Company will immediately announce the contents regarding the public announcement of the Tender Offer, but only with respect to amendments affecting the contents of the public notice on the commencement of the Tender Offer, pursuant to the method set forth by the Article 20 of the Ordinance. In addition, the Company will immediately amend the tender offer circular and provide an amended version to the Applicant Shareholders who have already received the circular. However, if changes are minor, the Company will draw up a document that contains reasons for the amendment, the items that have been amended and the amended contents and send it to the Applicant Shareholders as a means of amendment.

7)	Procedure for disclosure of results of the Tender Offer

The results of the Tender Offer bid will be announced in accordance with the procedures set forth by Article 9-4 of the Order and the Article 30-2 of the Ordinance on the following day of the last day of the Tender Offer Period.

8)	Other

The Tender Offer will not be carried out in the U.S. or for the U.S., directly or indirectly, nor will it be conducted using U.S. mail, other methods or means of inter-state trade or international trade, including but not limited to, telephone, telex, facsimile, e-mail, Internet communication, or securities exchange facilities in the U.S. Applying for the Tender Offer, using the methods or means described above or via securities exchange facilities in the U.S., is not permitted.

The tender offer notification pertaining to the Tender Offer and relevant purchase documents may not be sent or distributed in, to, or from the U.S by mail or other means. Such mail or distribution is not authorized. Application for the Tender Offer violating the above restrictions directly or indirectly will not be processed.

Each of the Applicant Shareholders (or, in the case of Foreign Shareholders, their Standing Proxies) is required to represent and warrant to the effect that they are not in the U.S. neither at the time of the application nor the time of sending an application form for the Tender Offer, that no information regarding the Tender Offer or document pertaining to purchase has been received or sent in, to or from the U.S., that mail systems in the U.S., other methods or means of inter-state trade or international trade, including but not limited to, telephone, telex, facsimile, e-mail, Internet communication, or securities exchange facilities in the U.S. have not been used for purchase or signing and delivering the application form for the Tender Offer, directly or indirectly, and that they are not acting as an agent, custodian or a mandatory for others without discretion (excluding cases where such others are giving all the instructions on the Tender Offer from outside the U.S.).

(10)	The date of public announcement of the commencement of the Tender Offer

Friday, April 22, 2011

(11)	Tender offer agent

SMBC Nikko Securities Inc. 3-1, 3-chome, Marunouchi, Chiyoda-ku, Tokyo, Japan

3.	Post-acquisition policies and future prospects

(1)	Post-acquisition policies

For the post-acquisition policies, see “(3) Post-acquisition management policy,” “(4) Post-acquisition reorganization policy (matters concerning so-called two-step acquisition),” and “(5) Prospect for delisting and reasons therefor” under “1. Purpose of the Tender Offer” above.

(2)	Prospects for the impact on future performance

The Company is currently analyzing the impact of the Tender Offer on the performance forecast for the current fiscal term. If it is found that the forecast needs to be revised, a revised forecast will be promptly disclosed.

4.	Other

(1)	Agreement between the Bidder and the Target Company or its officers and the contents of the agreement
1)	Agreement between the Bidder and the officers of the Target Company and the contents of the agreement

As described in 1. Purpose of the Tender Offer (6) Matters concerning the important agreement between the Bidder and the shareholders of the Target Company on the application for the tender offer, on April 21, 2011, the Company has concluded the Tender Offer Agreement with the Founding Family Shareholders including Mr. Haruo Nishimoto, the Director and Chairman of the Target Company. Under the Tender Offer Agreement Mr. Haruo Nishimoto has agreed (i) to apply for the Tender Offer with respect to all common shares in the Target Company held (687,900 shares in total; Shareholding Percentage: 10.66%), (ii) to have the board of directors of the Target Company, at the Annual General Shareholders’ Meeting, to submit a proposal regarding the election of officers that the candidates for directors and corporate auditors designated by the Company be elected as the directors and corporate auditors of the Target Company, and (iii) upon completion of the Tender Offer and submission of such proposal to the Annual General Shareholders’ Meeting, to cast his vote in support of the proposal and exercise all other voting rights at the Annual General Shareholders’ Meeting in accordance with the instructions by the Company and (iv) upon completion of the Tender Offer and submission of such proposal to the Annual General Shareholders’ Meeting, to promptly resign from the office of director of the Target Company.

2)	Agreement between the Bidder and the Target Company and the contents of the agreement

According to the Target Company, the Target Company, after considering the appropriateness of the series of tender offer procedures proposed including the Procedure for Reorganization into Wholly-Owned Subsidiary and the Tender Offer Price as well as other terms and conditions of the Tender Offer based, among others, on the contents of the stock valuation report dated April 20, 2011 obtained from Tohmatsu and the legal advice obtained from Kitahama Partners, judged, in view of the Target Company’s financial conditions, business environment, etc., that the Tender Offer will strengthen the business foundation of the Target Company, contribute to the enhancement of its enterprise value in the medium- to long-term period, and provide the shareholders of the Target Company with an opportunity to sell their shares at a price with a reasonable premium, and therefore, passed a resolution at a board of directors’ meeting held on April 21, 2011 to express its support to the Tender Offer and to encourage the shareholders of the Target Company to apply for the Tender Offer. According also to the Target Company, the abovementioned resolution concerning the opinion on the Tender Offer was passed at a board of directors’ meeting held on April 21, 2011 by a unanimous vote of the directors present excluding Mr. Haruo Nishimoto (Mr. Haruo Nishimoto, who as a Founding Family Shareholder has concluded the Tender Offer Agreement with the Company to the effect that he will apply for the Tender Offer, did not participate in the deliberations and the vote on the abovementioned resolution as he may be deemed to be a director who has a special interest in the abovementioned resolution concerning the opinion on the Tender Offer (Companies Act, Article 369, Paragraph 2), but all other directors of the Target Company participated in the vote). We were also informed by the

Target Company that all the corporate auditors of the Target Company participated in the deliberations at the board of directors’ meeting mentioned above and each of them stated his/her opinion that there was no objection to the opinion of the board of directors on the Tender Offer.

The Company and the Target Company have already agreed that the Target Company will submit to the Annual General Shareholders’ Meeting a proposal regarding the election of officers that the candidates for directors and corporate auditors designated by the Company be elected as the directors and corporate auditors of the Target Company.

(2)	Other information considered necessary for investors to decide whether to apply for the Tender Offer

The Target Company announced “Notice of Revisions to Forecast and Dividend for the Fiscal Year ended March 31, 2011 and the Interim Period ending September 30” on April 21, 2011. The highlight of this announcement is presented below. The highlight of the announcement presented below is an excerpt from the announcement made by the Target Company and the Company is not in a position to be able to and did not actually verify the accuracy and integrity of the contents. For more details, refer to the original announcement.

i	Revisions to forecast for the fiscal year ending March 31, 2011
Revisions to forecast for the fiscal year ending March 31, 2011 (April 1, 2010 to March 31, 2011)
Consolidated

		Operating	Ordinary
	Net sales	income	income	Net income	Net income per
	(Millions of	(Millions of	(Millions of	(Millions of	share
	yen)	yen)	yen)	yen)	(Yen)
Previous forecast (A) (Announced on May 14, 2010)	25,000	220	210	150	26.21
Revised forecast (B)	21,412	71	97	24	4.34
Changes (B-A)	(3,587)	(148)	(112)	(125)	—
Changes (%)	(14.3)	(67.4)	(53.7)	(83.4)	—
(Reference) Actual results for the previous fiscal year (ended March 31, 2010)	24,296	219	196	183	32.03

Non-consolidated

		Operating	Ordinary
	Net sales	income	income	Net income	Net income per
	(Millions of	(Millions of	(Millions of	(Millions of	share
	yen)	yen)	yen)	yen)	(Yen)
Previous forecast (A) (Announced on May 14, 2010)	24,600	160	160	110	19.22
Revised forecast (B)	20,901	(18)	16	(45)	(7.89)
Changes (B-A)	(3,698)	(178)	(143)	(155)	—
Changes (%)	(15.0)	—	(89.6)	—	—
(Reference) Actual results for the previous

		Operating	Ordinary
	Net sales	income	income	Net income	Net income per
	(Millions of	(Millions of	(Millions of	(Millions of	share
	yen)	yen)	yen)	yen)	(Yen)
fiscal year (ended March 31, 2010)	23,873	191	182	175	30.58

ii	Dividend for the fiscal year ending March 31, 2011 and the interim period ending September 30

According to the Target Company, the Target Company passed a resolution at a board of directors’ meeting held on April 21, 2011 that it maintains dividend forecast of 10 yen per share for the fiscal term ending March 31, 2011as well as that it will not distribute any interim dividend for the interim period ending September 30, 2011. Incidentally, according to the Target Company, its basic policy has been to limit the frequency of dividend distribution to once per year.